DISTANCE VOTE FORM

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of April 12, 2023

Shareholder Name
Corporate (CNPJ) or Individual (CPF) tax number of shareholders
E-mail

Guidelines for completion

Should you, as a shareholder, choose to exercise your right to vote at a distance, pursuant to articles 26 and following of CVM Instruction No. 81/2022, the shareholder must complete this Distance Voting Form (“Form”), which will only be considered valid and the votes cast here counted in the quorum of the Extraordinary General Shareholder’s Meeting of BRF S.A., to be held on April 12, 2023, if the following instructions are observed: (i) all fields must be duly completed; (ii) all pages must be initialed; and (iii) the last page must be signed by the shareholder or his / her legal representative (s), as the case may be and under the terms of effective legislation.

It will not be required the notarization of the signatures affixed in the Form, nor consularization.

On April 05, 2023 (inclusive), the deadline for receiving of the completed Form expires, as instructed below.

It is important to note that in order for the Form to have an effect, the date April 05, 2023, will be the last day for its RECEIPT in one of the 3 forms that are listed below, and not the last day for it to be mailed. If the Distance Voting Form is received after April 05, 2023, the votes will not be counted.

DISTANCE VOTE FORM

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of April 12, 2023

Delivery guidelines for the Distance Voting Form, indicating the option to send directly to the company or send filling instructions to the bookkeeper or custodian

The shareholder who chooses to exercise his/her/its voting right by means of this Form, must complete it observing the guidelines above and send it: (i) to the Company or (ii) to the Custodian or (iii) to the Bookkeeper, according to the following instructions:

(i)              To the Company: besides the Form, the shareholder shall submit, to the email: acoes@brf.com, a digitalized copy of the following documents: Individual – ID with a picture of the shareholder or his/her legal representative: (Brazilian national’s ID, Foreign Resident’s ID, Brazilian driver’s license, passport or class association ID). Legal Entity and Investment Funds - a) Articles of Association or consolidated and current Bylaws (in the case of a Legal Entity) or the consolidated and current fund regulations and Bylaws or Articles of Association of its manager, as the case may be (in the case of Investment Funds); b) ID with a picture of its legal representative: Brazilian national’s ID, foreign resident’s ID, Brazilian driver’s license, passport or class association ID; and c) a document evidencing powers of representation.

(ii)            To the Custodian: this option is intended exclusively for shareholders holding shares in custody at B3 SA - Brasil, Bolsa, Balcão (“B3”). In this case, the distance vote will be exercised by the shareholders in accordance with the procedures adopted by their Custodians. To this end, the must contact his Custodians and check the procedures established for them to issue voting instructions via Form as well as the documents and information required by them to this end.

(iii)           To the Bookkeeping Agent: this option is intended exclusively for the shareholders holding shares deposited at Itaú Corretora de Valores S.A. (“Itaú”), bookkeeper of the shares issued by the Company. Itaú created the Digital Shareholder Meeting website, a secure solution where it is possible to vote from distance. To vote through the website you need to register and have a digital certificate. Information on registration and step by step to issue the digital certificate are described on the website: https://assembleiadigital.certificadodigital.com/itausecuritiesservices/artigo/home/assembleia-digital

Postal and electronic addresses for sending the distance absentee ballot, if the shareholder wishes to deliver the document directly to the Company

Forms sent directly to the Company must be sent exclusively by electronic means, to the e-mail: acoes@brf.com

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone and contact person

Itaú Corretora de Valores S.A.

E-mail: escrituracaoacoes@itau-unibanco.com.br

Address: Avenida Brigadeiro Faria Lima, 3400, 10º Andar, São Paulo, SP, CEP 04538-132

Contact: Shareholder service

Telephone: (11) 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations) - Office hours: working days, from 9 am to 6 pm.

Resolutions

Simple Resolution

1. Amend article 3 of the Company's Bylaws to include the activities of "intermediation and agency services and business in general, except real estate" and "provision of administrative services to third parties" in the Company's corporate purpose:

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTE FORM

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING - BRF S.A. of April 12, 2023

Simple Resolution

2. Amend article 33, paragraph 2, of the Company's Bylaws to expressly provide that the same member of the Audit and Integrity Committee may accumulate the characteristics of financial specialist and independent advisor, in accordance with article 22, item V, item 'c ', of B3's Novo Mercado Regulation:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3. Amend article 33, paragraph 7, of the Company's Bylaws to provide that the functions and activities of the Coordinator of the Audit and Integrity Committee will be defined in the body's internal regulations, in accordance with article 22, item III, of the Regulation of the New B3 market:

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution 4. Consolidate the Company's Bylaws with the approved amendments: [ ] Approve [ ] Reject [ ] Abstain

City:______________________________________________________________________
Date:_____________________________________________________________________
Signature:_________________________________________________________________

Shareholder Name:_______________________________________________________

Phone:__________________________________________________________________ __